EXHIBIT 99.1

News Release dated May 5, 2016, Suncor Energy provides RMWB operations update

News Release

FOR IMMEDIATE RELEASE

Suncor Energy provides RMWB operations update

Calgary, Alberta (May 5, 2016) – Suncor provides the following update regarding its response to the situation in the Regional Municipality of Wood Buffalo (RMWB).

•              The safe transport of Fort McMurray residents out of the region continues.

•              There is no damage to any of the Suncor assets or operations in the Fort McMurray region and as an additional precaution, we have enhanced the fire mitigation and protection around our operating facilities.

•              Suncor has, in a planned and controlled fashion, safely shut down operations at its base plant, MacKay River and Firebag in response to the third-party precautionary shut-in of key takeaway pipelines and limited availability of incoming diluent. Prior to the fire, Suncor was operating at reduced rates of approximately 300,000 bbls per day as it undertook a planned turnaround.

•              The actions taken are expected to enable a safe and prompt return to full production. Planning for restart is well advanced.

•              Syncrude continues to operate at reduced rates reflecting limited labour availability.

“I’m pleased we’re able to continue assisting with the safe movement of thousands of people out of the region,” said Steve Williams, Suncor president and chief executive officer. “We can now begin preparations for a safe return to operations.”

Suncor will provide regular updates through Facebook and Twitter.

Note for Suncor employees:

Employee and family members should continue to follow instructions from local authorities. For the most up to date information on the wild fire and evacuations, please visit:

•                 The what’s new section of the Regional Municipality of Wood Buffalo’s website: or

•                 Follow Regional Municipality of Wood Buffalo on Twitter

Suncor employees can call the Suncor Family Response line at 1-877-285-4600.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy.

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com